Filed by The Nasdaq Stock Market, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB

On June 7, 2007, Robert Greifeld, Chief Executive Officer and President of The Nasdaq Stock Market, Inc., gave a presentation at the Sandler O’Neill & Partners, L.P. eBrokerage and Global Exchange Conference. The following is a transcript of that presentation:

Rich:	Our next speaker is the President and Chief Executive Officer of The NASDAQ Stock Market, has been the CEO for almost exactly four years and over that period of time, there’s been a significant what I think what they refer to as a technology roadmap, a significant reduction in expenses and improvement in margins. At the same time, there’s been acquisitions. The acquisition of Brut, the acquisition of INET and some smaller ones that enhance their – actually the services they offer to issuers as well. And then, as recently as, I think it was right before Memorial Day, NASDAQ announced the acquisition of OMX, the Stockholm based exchange, mainly derivative exchange. But it’s a very interesting merger. It positions NASDAQ somewhere and I think Bob will talk about this, somewhere between the full merger where you may or may not see that in some of the expansion plans going forward. Rather than this pure MOU which exchanges sign MOUs today, let’s just say abundantly. So with that, it’s my pleasure to introduce Bob Greifeld, the CEO of The NASDAQ Stock Market.

Bob:	Thank you Rich. You certainly have arranged a wonderful conference here and it’s my great pleasure to be here today. I’ll start first by speaking about the actual OMX transaction and the first focus will be on their technology business because that is truly a unique asset in the exchange landscape.

So let’s just start by thinking about a software technology business and what makes it attractive. The first thing is in a software business you don’t look at your cost of production(?) for how you determine a price. You look first at the ability of the customer to pay. And those are always the great businesses to be in. And second you ascertain your importance to that customer’s operation. So you can think about the exchange space in providing software to them you see that the exchanges certainly have a great ability to pay. And more importantly, if you’re providing technology to the exchange, you are fundamental. You are the beating heart of that exchange. Technology plus a license essentially is an exchange. So from a pure dynamic of that marketplace, we see this as a great place to be in as a software company. The second, we then look at the market and what are the market prospects. And when you look at the OMX customer base today, it is primarily established exchanges across the planet — Vince, you want to, can you flip us to 16 as I’m talking – but it’s interesting to note that most exchanges in the

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June 7, 2007

world today live in a protected state with their home market, but we see that that’s changing. Here in the U.S. we’ve led the way with first Reg ATS a number of years ago and now Reg NMS, but we see as the world changes, you introduce a host of new competitors into a marketplace. For example, the London Stock Exchange has been the only consumer of technology for exchanges in the last 100 years. But we see now PLUS Markets has formed and OM received that contract from PLUS Markets is on the bottom right-hand side there. So we see that the basic size of this market will increase in the years to come as what were monopolies in certain markets are facing increased competition and that also gives us a great opportunity to do something approaching joint ventures or revenue sharing deals with some of these customers. So we see this as a great asset from a market position point of view, a market value point of view and the growth part of the market.

Now, when we look at the OMX software business today, it’s not incredibly profitable and we see that they have a number of platforms serving a number of different functions. Now they have recognized this as a fundamental challenge and they have embarked upon a plan to consolidate their platform and as compared to where we were at NASDAQ three or four years ago, we’re a lot further along, we have launched what’s known as the Genium effort which will put in will put in a common messaging bus across all platforms and a development of a set of shared services that different applications can hook to. So as Genium become effective in that organization, the cost structure will decline. And clearly, us here will try to help and accelerate that progress. And so we see the software business, great drivers, and the ability to improve profitability as we move along with the Genium architecture.

Now, how does that fit into the INET approach? One is the commitment to our investors and customers is that we will not have in the OMX/NASDAQ environment platforms that duplicate each other with respect to its core functionality, but INET is the market leader for high volumes of simple transactions. And that will fit in the Genium environment and provide that kind of capability. So our commitment is within the Genium environment we will not have platforms that duplicate each other. So it’s important to recognize that OMX has certainly a wealth of assets. And that they do order matching in different varieties, in a different variety of ways, but they also do clearing systems. They do central depository systems, they do back office processing systems. So we’ll have those various systems all tied together in the Genium environment and allow us to provide one solution to customer and also give us greater opportunities for deciding which businesses we want to enter into as the NASDAQ/OMX combination. So these are all great things associated with this standard technology business and is attractive in and of itself. But the other thing you have to recognize is the technology business represented by these 60 exchanges also represents a great distribution channel for the combined enterprise.

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June 7, 2007

So we hear much about global consolidation in this space and it’s clear that not everybody can merge with everybody else. But we can certainly see a situation where the next version of the combined NASDAQ/OMX software provides you an ability to interact with any other customer of the NASDAQ/OMX software. So we can introduce not just a concept of global consolidation, but global trading that does not require in fact a lot of heavy lifting from a corporate structure point of view. So we introduced that as a result of the technology business and we’ll also further lever(?) the distribution capability to the 60 exchanges by globalizing the products and services that we have either developed or bought in the last several years. So clearly, when we look at a product such as Shareholder.com, PrimeNewswire, Carpenter Moore, these are very effective products to use for this channel. In addition, when you think about what we are doing with the PORTAL, we’ll make it incredibly easy for international investors to access the U.S. capital market system. You can see this being very attractive to the distribution channel we have as a result of being in this technology business.

So we’re quite excited about that transaction. We also say that we know that here in the U.S. NASDAQ has certainly pioneered techniques to increase market velocity of trading. You see our market velocity of trading is roughly twice what we have in the OMX arena. And clearly, we’ll bring into that arena our pricing policies, our co-location services and also make it very easy for certain U.S. customers to transact in that marketplace. So another reason to be excited about the transaction.

Now, with this transaction it also means that we feel very comfortable about how we’re executing our core business strategy. We do not undertake any M&A transactions unless we know we have our core business under firm control. So on the transaction side here in the United States we’ve made tremendous progress in taking apart the floor of the New York Stock Exchange. We’re doing that board by board. We have seen that in just past Monday. The trading volume of stocks listed on New York declined to 48 percent. It was an all-time low. I think their average right now is about down to 50 percent. We’re the clear beneficiary of that and it’s very interesting, when we talk to our customers, those customers that are the market participants, they do not ask us about global consolidation or about cross-asset trading. They say very clearly to us, Bob, we want this to be cheaper, faster, and better and we’re focusing on meeting those customer requirements and we certainly have been the beneficiary of that with respect to the trading volume that we see. On our listings business you see that in the first quarter we have truly a record quarter with respect to percent of IPOs that we won. And also, the percent of the top 10 IPOs we won. And it was the highest volume of IPOs since the first quarter of 2000, so that business is very strong.

The acquired and developed companies with products and services for our issuers continues to do very well. They’ve exceeded any plan that we put out or any acquisition model that we put in front of the board and certainly represents a significant part of our growth and will represent a significant part of our listings

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June 7, 2007

revenue in very short order. We see our data business continue to do well. Our TotalView product has exceeded any expectation we have. And obviously, all this drives into the fact that our operating income first quarter increased 94 percent year-on-year, so we’re very proud about that.

With respect to our new business initiatives, the portal market, I cannot overemphasize how important that is to us going forward. We have stated that is the most significant development in the U.S. capital market since the advent of The NASDAQ Stock Market in 1971. For those of you who haven’t followed that, just as a quick introduction, the portal market basically today is a registration service for 144A securities. It allows those 144A securities to become DTCC eligible and we have a filing with the SEC to allow us to build a trading platform for these 144A securities. The trading platform will be an order delivery platform, will be not(?) an automatic execution platform like you have in the main market. And it would also would run a QUIB qualification service, that is Qualified Institutional Buyers who are able to trade on the platform. So the 144A market in 2006 raised more capital than NASDAQ, AMEX, and NYSE combined. So it’s very effective as a capital raising mechanism, but is the largest market on the planet lacking any automation. So if you want to do any trading post-capital-raising activity, you really have to call up your friendly dealer who understands that you know, he knows that you don’t know what the last bid or offer was or the last sale.

So clearly, we’re going to bring transparency to that market and as we all have experience when you have increased transparency, you bring increased liquidity which brings increased trading and you have this positive virtuous reinforcement cycle. So PORTAL will do that for us and it’s important to realize that with the portal market, with the 144A market, since it is limited to qualified institutional investors, a lot of the rules and regulations that the SEC develops to protect your grandmother in Idaho disappear. What that means is that if you come to market on PORTAL, you are not subject to Sarbanes-Oxley requirements, you’re not subject to U.S. GAAP requirements and nor you have to really have to worry about class-action litigation. So clearly, this will be a large and important part of our international outreach for companies who want to access the U.S. marketplace. So we’re excited. We have finished the comment period with the SEC. And our software is ready to go and we hope to get approval from the SEC sometime in short order. Short order being defined early in the third quarter and we’ll be ready to go in days after that.

The second major initiative that we’re involved with is our organic auction strategy and obviously the question is there are six options marketplaces, Bob, why do we need a seventh? And I would definitely direct you to two things. One, is the options market competitors that exist today are primarily based on the assumption that market structures are primarily based on the assumption that you have relatively wide spreads and that gives you the ability to internalize against those wide spreads. Now, unlike the NASDAQ equity marketplace, the

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June 7, 2007

internalization function in the options market happen through the exchange structure. Now, it’s our goal to play the change agent in that space. Our options marketplace will be a strict price/time matching engine. There will not be designated primary market makers or specialists in our marketplace. Nor will there be allocation algorithms. We clearly will have a pricing policy that will reward liquidity provisions. We clearly will be a price leader in this space. Our technology will be on the iNET platform and for investors, I think the important thing to look at is not the market share that we get in the options marketplace. We clearly will pay a lot of attention to it, but you have to recognize that since it’s on the same platform, every single dollar of incremental revenue that we generate from the options effort will become incremental profit to the NASDAQ/OMX marketplace. So we have the ability to drive our bottom line quite dramatically with this and we clearly think with decimals coming to options or penny pricing coming to options, we have a great opportunity to move that forward.

So in all these actions, we take first and foremost our guidance from our customers. We certainly are of mindset that exchanges can get too focused on market capitalization or concept of global consolidation and we’re mindful of the fact that our customers are important and they’re increasingly powerful and will you see the efforts being brought forward with Turquoise or others, it really is customers saying that they are dissatisfied with the fact that volumes have increased dramatically and they have not seen really a current decrease in volume. And that leads us to basically the conclusion that consolidation, global or domestic, has to deliver benefits to the users and the benefits to the users will be based primarily on getting to a single platform. That is what will drive the economic engine of these transactions and when you look at what NASDAQ has accomplished, I think our first quarter was truly the role model on the roadmap going forward. In the first quarter, we cut our top transaction rate in half and we’re able increase our operating earnings by 94 percent. The only way you get to that type of win-win is what we did and that is by eliminating the Brut technology, eliminating the NASDAQ technology and consolidating down to the iNET technology. So clearly, that will guide us in our actions going forward. It guides us as we look to put more volume through this fixed cost platform and volume can be defined not just in NASDAQ cash equities, but certainly NYSE cash equities, options, and clearly the volume that we’ll be getting from the OMX transaction.

So that guides our actions and just in summary, the core business is doing well. We’re excited about having the European platform with OMX. We’re extremely excited about being really at the crossroads of exchanges around the planet from a technology point of view, from a distribution point of view, and we’re excited about the new initiatives that we have developed internally and what that will mean to us. So I thank you and Rich, I guess I’ll take a couple questions.

Rich:	Okay. So we have a few minutes here so…who has a question?

The NASDAQ Stock Market, Inc.

Sandler O’Neill + Partners, L.P.

June 7, 2007

Q:	Is there a current response to [the comment] letter about the PORTAL thing that was too vague and the overlapping regulatory jurisdictions and in terms of clearing, it wasn’t really defined who would be responsible for what?

Answer:	Yes. Good question, detailed. I had the opportunity to be at the commission yesterday and going through the various issues so I think you will see our response to the comment letter on PORTAL sometime next week and so we’re working on it and I think what’s interesting is with the letter, they were not questioning the wisdom of PORTAL and the questions were primarily technical so we’ll answer those technical questions and then hopefully have a clear path.

Q:	_____[inaudible].

Answer:	What was the – I heard the London Stock Exchange part, but…

Q:	What are you planning to do with the _____[inaudible] the London Stock Exchange.

Answer:	Okay. The first thing I’ll say is that the U.S. gets criticized for the overreaching of its governmental regulations and I would just say in the U.K. they have what’s called a Takeover Panel and the Takeover Panel is really judge and jury with respect to any merger and acquisition activity and under the Takeover Panel rules we are not allowed to contemplate any actions with respect to the LSE until February of next year and our really only statement on that LSE stake is that we maintain optionality with respect, so I can’t say really anything more than that.

Q:	Hi. A two-part question. When you get into the option business won’t you need to erect a new regulatory structure to regulate the option market and the other part is I thought I heard you say something about _____[inaudible] reward liquidity, that sounds like a make or take model. Is that correct?

Answer:	It definitely will be a place where we pay a rebate for liquidity provision. And with the options marketplace will be regulated by the NASD, so they’re working with us now to make sure they’re ready in the timeframe that we have.

Q:	Bob, with the acquisition of OMX and you outlined a pretty, I would say you gave some specifics on options, is still the build/buy opportunity still both available or would you be, I mean in one way more than another now that you have OMX, or you will in the future?

Answer:	Well, clearly, we have leaned towards the growth(?) because that’s what we’re doing. So we’re in the process of building the options space, options marketplace and we recognize that 100 percent of the options marketplace today is governed around internalization and we recognize that with decimalization or penny pricing coming that that will shift, it won’t go from 100 to zero, but it could shift to where 70 percent of the market is built around some internalization model and we’re

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June 7, 2007

clearly with our organic strategy there to compete for that 30 percent to _____ [inaudible] and that would be the growth area of the business. So we’re excited about that.

Q:	Now that you have the platform, would you contemplate trading anymore non-exchange traded assets besides just 144?

Answer:	Good question. With the transaction with OMX, it does give us a multitude of options to think about because the technology is there. It certainly gives us opportunities beyond options and cash equities into other instruments. It also gives us opportunities for clearance and settlement because they have that kind of capability. So we haven’t announced anything definitive, but we’re certainly happy to have the latent capability as a result of the transaction.

Q:	Bob, at OMX, we talked about some other potential assets, hidden assets at OMX, the clearing side of it, as well as back end technology. Could you just sort of educate people on what you have there and how impactful any of this stuff could be in the future?

Answer:	Well, I can tease people, but we’re not here to make any commitments beyond what we talked about here today, but when you think about OMX and the 60 exchange customers and the technology history they’ve had, there’s really no part of the technology requiring curve in the exchange space that OMX doesn’t have some level of expertise for software on. So that gives us a multitude of opportunities. Does that mean we get into the clearing business, does that mean we get into different forms of derivatives? Maybe yes or maybe no. We just don’t know and clearly the financial aspects of the deal, the model wasn’t built on those assumptions. The model was built upon the expense synergies and the $50 million of revenue synergy. So we have these capabilities, we’ll be evaluating them in time.

Q:	On that OMX deal, do you have any idea what the aggregate population GDP and household net worth is of the geographic territory they cover?

Answer:	The answer is no, but let me make sure I can frame the question…of their exchange customers or the seven exchanges they own?

Q:	The exchanges they own, geographic territory.

Answer:	Yeah, well, we’d know the territory, but I don’t know the GDP.

Q:	_____ household net worth and population _____.

Answer:	Well, we’ll get that to you. They clearly, the Baltic exchanges…

Male:	Anybody in the room know it?

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June 7, 2007

Q:	[inaudible]

Answer:	Clearly, but not as important as many others. But clearly, the Scandinavian/Nordic countries are obviously wealthy countries that have an equity culture to them and that’s what we’re excited about and their equity penetration as a percent of GDP is higher than most of Europe so I can give you that. The Baltics are in a different state, but a higher growth state and we think the governments are aligned and the population are aligned to enjoy strong growth in the years to come. They’re also positioned in a number of Eastern European exchanges with minority stakes or relationships which we think will play out well in the years to come. But we can give you more precise information.

Rich:	Thanks Bob.

Bob:	Okay. Thank you.

The NASDAQ Stock Market, Inc.

Sandler O’Neill + Partners, L.P.

June 7, 2007

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and NASDAQ expect that NASDAQ will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.